Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2011 Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                                .)

For Immediate Release

October 21, 2011

Grupo Radio Centro Reports Results for the Third Quarter and First Nine Months of 2011

Mexico City, October 21, 2011 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2011. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

Third Quarter Results

The Company’s broadcasting revenue in third quarter 2011 totaled Ps. 255,215,000, a 12.9% increase compared to the Ps. 226,147,000 reported in third quarter 2010. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico who purchased more airtime during the third quarter 2011 compared to the same period in 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in third quarter 2011 totaled Ps. 175,318,000, a 1.6% increase compared to the Ps. 172,511,000 reported in third quarter 2010.  This increase was mainly attributable to: (i) higher promotion and advertising expenses and (ii) higher commissions paid to the Company’s sales force and advertising agencies due to higher broadcasting revenue, in each case, incurred during the third quarter 2011 compared to the same period in 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in third quarter 2011 totaled Ps. 79,897,000, a 49.0% increase compared to the Ps. 53,636,000 reported in third quarter 2010.  This increase was attributable to the increase in broadcasting revenue described above.

The Company’s depreciation and amortization expenses in third quarter 2011 totaled Ps. 6,337,000, an 8.7% increase compared to the Ps. 5,828,000 reported in third quarter 2010.  This increase was due to a correction in the amortization expenses in the third quarter 2011 compared to the same period in 2010.

The Company’s corporate, general and administrative expenses in third quarter 2011 totaled Ps. 2,808,000, the same amount reported in the third quarter 2010.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2011 Results

The Company’s operating income in third quarter 2011 totaled Ps. 70,752,000, a 57.2% increase compared to the Ps. 45,000,000 reported in third quarter 2010.  This increase was mainly due to the increase in broadcasting income described above.

The Company’s other expenses, net, in third quarter 2011 totaled Ps. 12,581,000, a 26.8% increase compared to the Ps. 9,925,000 reported in third quarter 2010. This increase was mainly attributable to a decrease in tax credits combined with an increase in legal expenses, in each case, during the third quarter 2011 compared to the same period in 2010.

The Company’s comprehensive financing cost in third quarter 2011 totaled Ps. 5,293,000, a slight increase compared to the Ps. 5,261,000 reported in third quarter 2010.

The Company’s income before income taxes in third quarter 2011 totaled Ps. 52,878,000, a 77.4% increase compared to the Ps. 29,814,000 reported in third quarter 2010.

The Company’s income taxes totaled Ps. 21,768,000 in third quarter 2011, a 22.1% increase compared to the Ps. 17,827,000 reported in third quarter 2010.  This increase was due to an increase in taxable income during third quarter 2011 compared to the same period in 2010.

As a result of the foregoing, the Company’s net income in third quarter 2011 totaled Ps. 31,110,000, more than double than the Ps. 11,987,000 reported in the third quarter 2010.

Nine-Month Results

The Company’s broadcasting revenue in the nine months ended September 30, 2011 totaled Ps. 674,412,000, a 12.2% increase compared to the Ps. 601,017,000 reported in the same period 2010. This increase was mainly attributable to an increase in advertising expenditures by the Company’s clients who purchased more airtime during the first nine months of 2011 than the same period in 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the first nine months 2011 totaled Ps. 513,516,000, a 2.6% increase compared to the Ps. 500,539,000 reported in the same period 2010. This increase was primarily due to (i) higher research and promotion costs, and (ii) higher commissions paid to the Company’s sales force and to advertising agencies due to higher broadcasting revenue in the first nine months 2011 compared to the same period in 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in the first nine months of 2011 totaled Ps. 160,896,000, a 60.1% increase compared to the Ps. 100,478,000 reported in the same period 2010.

The Company’s depreciation and amortization expenses in the first nine months 2011 totaled Ps. 17,525,000, a 3.3% decrease compared to the Ps. 18,117,000 reported in the same period 2010. This decrease was due to a reduction in the amount of depreciable assets in the first nine months 2011 compared to the same period in 2010.

The Company’s corporate, general and administrative expenses in the first nine months 2011 totaled Ps. 10,365,000, the same amount reported in the same period 2010.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2011 Results

As a result of the foregoing, the Company recorded operating income of Ps. 133,006,000 in the first nine months 2011, an 84.7% increase compared to the Ps. 71,996,000 reported in the same period 2010.

The Company’s other expenses, net, for the first nine months 2011 totaled Ps. 43,784,000, a 20.3% increase compared to the Ps. 36,390,000 reported in the same period 2010. This increase was mainly attributable to a decrease in tax credits combined with an increase in legal expenses in the first nine months 2011 compared to the same period in 2010.

The Company’s comprehensive cost of financing in the first nine months 2011 totaled Ps. 15,677,000, a decrease of 13.4% compared to the Ps. 18,101,000 reported in the same period 2010. This decrease was mainly attributable to a reduction in the principal amount of the Company’s loan with Banco Inbursa, S.A., combined with a reduction in the annual interest rate of the loan, from 13% through March 18, 2010 to 9.5% thereafter.

The Company’s income before income taxes in the first nine months 2011 totaled Ps. 73,545,000, a significant increase compared to the Ps. 17,505,000 reported in the same period 2010.  This increase was mainly due to the aforementioned increase in broadcasting revenue.

The Company’s income taxes in the first nine months 2011 totaled Ps. 43,344,000, a 44.5% increase compared to the Ps. 29,994,000 recorded in the same period 2010.  This increase was mainly due to an increase in taxable income during the first nine months 2011 compared to the same period in 2010.

As a result of the foregoing, the Company recorded net income of Ps. 30,201,000 during the first nine months 2011, compared to a net loss of Ps. 12,489,000 in the same period in 2010.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two stations are located in Guadalajara and Monterrey, and one station is located in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 110 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo AzpeitiaMaria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2011 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2011 and 2010
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	September 30,
	2011		2010
	U.S.$(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	10,093	135,463	38,656

Accounts receivable:
Broadcasting, net	18,846	252,946	235,483
Other	669	8,976	10,695
Income taxes recoverable	133	1,782	0
	19,648	263,704	246,178

Prepaid expenses	2,534	34,009	65,337
Total current assets	32,275	433,176	350,171

Property and equipment, net	31,875	427,820	442,565
Deferred charges, net	277	3,723	5,526
Excess of cost over book value of net assets of subsidiaries, net	61,755	828,863	828,863
Other assets	253	3,404	3,338
Total assets	126,435	1,696,986	1,630,463

LIABILITIES
Current:
Notes payable	3,039	40,792	71,305
Advances from customers	7,494	100,581	57,413
Suppliers and other accounts payable	4,859	65,219	65,478
Taxes payable	2,671	35,845	29,501
Total current liabilities	18,063	242,437	223,697

Long-Term:
Notes payable	4,470	60,000	100,000
Reserve for labor liabilities	4,646	62,361	67,841
Deferred taxes	1,776	23,842	19,545
Total liabilities	28,955	388,640	411,083

SHAREHOLDERS' EQUITY
Capital stock	78,974	1,059,962	1,059,962
Cumulative earnings	6,352	85,256	(3,701)
Reserve for repurchase of shares	2,234	29,989	29,989
Effect from Initial Adoption of IFRS	9,896	132,821	132,821
Controlling Interest	97,456	1,308,028	1,219,071
Non-controlling Interest	24	318	309
Total shareholders' equity	97,480	1,308,346	1,219,380
Total liabilities and Shareholders' equity	126,435	1,696,986	1,630,463

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.4217 per U.S. dollar, the rate on September 30, 2011.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2011 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2011 and 2010
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2011		2010	2011		2010
	U.S.$(1)	Ps.	Ps.	U.S.$(1)	Ps.	Ps.

Broadcasting revenue (2)	19,015	255,215	226,147	50,248	674,412	601,017
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	13,062	175,318	172,511	38,260	513,516	500,539
Broadcasting income	5,953	79,897	53,636	11,988	160,896	100,478

Depreciation and amortization	472	6,337	5,828	1,306	17,525	18,117
Corporate, general and administrative expenses	209	2,808	2,808	772	10,365	10,365
Operating income	5,272	70,752	45,000	9,910	133,006	71,996

Other expenses, net	(937)	(12,581)	(9,925)	(3,262)	(43,784)	(36,390)

Comprehensive financing cost:
Interest expense	(365)	(4,895)	(5,227)	(1,137)	(15,266)	(18,439)
Interest income (2)	0	0	(44)	0	2	502
(Loss) on foreign currency exchange, net	(30)	(398)	10	(31)	(413)	(164)
	(395)	(5,293)	(5,261)	(1,168)	(15,677)	(18,101)

Income (loss) before income taxes	3,940	52,878	29,814	5,480	73,545	17,505

Income taxes	1,622	21,768	17,827	3,229	43,344	29,994
Net income (loss)	2,318	31,110	11,987	2,251	30,201	(12,489)

Net income (loss) applicable to:
Majority interest	2,318	31,109	11,987	2,251	30,197	(12,494)
Minority interest	0	1	0	0	4	5
	2,318	31,110	11,987	2,251	30,201	(12,489)

Net income per Series A Share (3)				0.047	0.6335	0.1881
Net income per ADS (3)				0.425	5.7015	1.6929
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)  Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.4217 per U.S. dollar, the rate on September 30, 2011.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2011 and 2010 was Ps. 1,215,000 and Ps. 1,126,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2011 and 2010 was Ps. 2,238,000 and Ps. 3,468,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: October 21, 2011	By:	/s/ Pedro Beltrán Nasr
	Name:	Pedro Beltrán Nasr
	Title:	Chief Financial Officer